MONARCH MEDIA LLC

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

September 13, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Monarch Media, LLC
Las Vegas, NV

We have reviewed the accompanying financial statements of Monarch Media, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 13, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

MONARCH MEDIA, LLC
BALANCE SHEET
DECEMBER 31, 2017
_____

ASSETS

	2017	2016
CURRENT ASSETS		
Cash	$ 91,392	$ 43,050
Inventory	29,075	43,072
Accounts Receivable	37,543	15,481
TOTAL CURRENT ASSETS	158,010	101,603
NON-CURRENT ASSETS		
Investment in The Empanada Company	100,000	100,000
Equipment	73,672	35,709
Trademark	32,500	32,500
Patent	32,500	32,500
Accumulated Amortization/Depreciation	(24,435)	(13,051)
TOTAL NON-CURRENT ASSETS	214,237	187,658
TOTAL ASSETS	372,248	289,261

LIABILITIES AND MEMBERS' EQUITY

	2017	2016
CURRENT LIABILITIES		
Accounts Payable	12,259	3,511
Royalty Payable	13,021	-
TOTAL CURRENT LIABILITIES	25,280	3,511
NON-CURRENT LIABILITIES		
Related Party Loan	134,289	134,195
Auto Loan	14,136	18,559
TOTAL LIABILITIES	173,705	156,265
MEMBERS' EQUITY		
Contributed Capital	255,285	241,822
Retained Earnings (Deficit)	(56,742)	(108,826)
TOTAL MEMBERS' EQUITY	198,543	132,996
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 372,248	$ 289,261

Reviewed- See accompanying notes.

MONARCH MEDIA, LLC
INCOME STATEMENT
FOR PERIODS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 323,065	$ 249,296
Cost of Goods Sold	(96,527)	(80,074)
Gross Profit	226,539	169,222
Operating Expense		
Salaries & Wages	88,544	125,698
General & Adminstrative	36,016	54,173
Amortization	4,333	4,333
Legal & Professional	8,944	8,687
Depreciation	7,050	6,100
Rent	5,950	2,900
Selling & Marketing	5,988	27,706
	156,824	229,597
Net Income from Operations	69,714	(60,375)
Other Income (Expense)		
Interest Expense	(1,319)	(804)
State and Local Tax	(3,290)	(2,684)
Royalty Expense	(13,021)	-
Net Income	$ 52,084	$ (63,862)

MONARCH MEDIA, LLC
STATEMENT OF CASH FLOWS
FOR PERIODS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 52,084	$ (63,862)
Change in Inventory	13,997	(43,072)
Change in Royalties Payable	13,021	-
Change in Accounts Payable	8,748	3,511
Depreciation	7,050	6,100
Amortization	4,333	4,333
Change in Accounts Receivable	(22,062)	(15,281)
Net Cash Flows From Operating Activities	77,171	(108,271)
Cash Flows From Investing Activities		
Change in Equity Investment	-	(100,000)
Change in Equipment	(37,963)	-
Net Cash Flows From Investing Activities	(37,963)	(100,000)
Cash Flows From Financing Activities		
Change in Related Party Loan	94	131,380
Change in Contributed Capital	13,463	99,658
Change in Note Payable	(4,423)	(4,215)
Net Cash Flows From Investing Activities	9,134	226,823
Cash at Beginning of Period	43,050	24,499
Net Increase (Decrease) In Cash	48,342	18,551
Cash at End of Period	$ 91,392	$ 43,050

MONARCH MEDIA, LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR PERIODS ENDED DECEMBER 31, 2017 & 2016

_____

	2017	2016
Beginning Equity	$ 132,996	$ 97,201
Change in Contributed Capital	13,463	99,658
Net Income	52,084	(63,862)
Ending Equity	$ 198,543	$ 132,996

MONARCH MEDIA LLC
NOTES TO FINANCIAL STATEMENTS (REVIEWED)
DECEMBER 31, 2017 AND 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Monarch Media LLC. ("the Company") is a Limited-Liability Company organized under the laws of the State of Nevada. The Company is a producer and retailer of coconut juice drinking accessories.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Equipment

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. This account comprises two cars, a mold used for production, and a building; the building has not yet been put into use. The cars depreciated on a double-declining basis over management's estimate of each asset's useful life. The mold is depreciated on a straight-line basis over management's estimate of the asset's useful life.

Leases

The Company currently occupies office space under a sublease from a related party, Vincent Zaldivar. Vincent is the CEO of the Company and both parties are responsible for making payments under the non-cancellable master operating lease. The monthly payment amounts to $1,250 through the expiration of the lease on March 31, 2018.

The Company rents a storage unit on a month-to-month basis with a monthly payment of $140.79.

Intangibles

In 2015, the Company purchased a trademark and a patent from Fresh Tree LLC, a related party. These assets are valued at historical cost and will be amortized over a period of 15 years. In connection with the purchase, the Company also agreed to pay Fresh Tree LLC royalties of 20% of net income for four years after the date of purchase.

Equity Investment

The Company currently owns a non-controlling interest in a restaurant called The Empanada Shop. The Company's investment in The Empanada Shop is reflected at cost.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

NOTE C- LLC MEMBER LIABILITY

The Company is a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE D- DEBT

In 2017 and 2016, the Company borrowed money from a related party for the purpose of funding continuing operations (the "Related Party Loan"). The Related Party Loan is non-interest bearing and payable at a time in the future to be determined by management.

As of December 31, 2017, the Company had $14,136.34 in outstanding debt associated with the acquisition of a vehicle (the "Auto Loan"). The Auto Loan has a five year term with an interest rate of 3.88% and is secured by the vehicle.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 13, 2018, the date that the financial statements were available to be issued.